UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Pennsylvania Real Estate Investment Trust

(Name of Issuer)

Beneficial Interest, par value $1.00 per share

7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

709102107

709102503

709102602

709102701

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		54,590 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 136,744 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

54,590 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 136,744 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,590 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 136,744 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Beneficial Interest
2.2% of the outstanding shares of Series B Preferred Stock
1.6% of the outstanding shares of Series C Preferred Stock
2.7% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		42,021 shares of Beneficial Interest 42,963 shares of Series B Preferred Stock 74,879 shares of Series C Preferred Stock 30,749 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

42,021 shares of Beneficial Interest 42,963 shares of Series B Preferred Stock 74,879 shares of Series C Preferred Stock 30,749 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,021 shares of Beneficial Interest 42,963 shares of Series B Preferred Stock 74,879 shares of Series C Preferred Stock 30,749 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Beneficial Interest
1.2% of the outstanding shares of Series B Preferred Stock
1.1% of the outstanding shares of Series C Preferred Stock
Less than 1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 166,000 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 166,000 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 166,000 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3% of the outstanding shares of Series B Preferred Stock 3.1% of the outstanding shares of Series C Preferred Stock 3.3% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		52,923 shares of Series B Preferred Stock 58,750 shares of Series C Preferred Stock 156,922 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

52,923 shares of Series B Preferred Stock 58,750 shares of Series C Preferred Stock 156,922 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,923 shares of Series B Preferred Stock 58,750 shares of Series C Preferred Stock 156,922 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock 3.1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		54,590 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 136,744 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

54,590 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 136,744 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,590 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 136,744 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Beneficial Interest
2.2% of the outstanding shares of Series B Preferred Stock
1.6% of the outstanding shares of Series C Preferred Stock
2.7% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		54,590 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 136,744 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

54,590 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 136,744 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,590 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 136,744 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Beneficial Interest
2.2% of the outstanding shares of Series B Preferred Stock
1.6% of the outstanding shares of Series C Preferred Stock
2.7% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		42,021 shares of Beneficial Interest 243,688 shares of Series B Preferred Stock 344,108 shares of Series C Preferred Stock 353,671 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

42,021 shares of Beneficial Interest 243,688 shares of Series B Preferred Stock 344,108 shares of Series C Preferred Stock 353,671 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,021 shares of Beneficial Interest 243,688 shares of Series B Preferred Stock 344,108 shares of Series C Preferred Stock 353,671 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Beneficial Interest
7.1% of the outstanding shares of Series B Preferred Stock
5.0% of the outstanding shares of Series C Preferred Stock
7.1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		96,611 shares of Beneficial Interest 318,086 shares of Series B Preferred Stock 455,524 shares of Series C Preferred Stock 490,415 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

96,611 shares of Beneficial Interest 318,086 shares of Series B Preferred Stock 455,524 shares of Series C Preferred Stock 490,415 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,611 shares of Beneficial Interest 318,086 shares of Series B Preferred Stock 455,524 shares of Series C Preferred Stock 490,415 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8% of the outstanding shares of Beneficial Interest
9.2% of the outstanding shares of Series B Preferred Stock
6.6% of the outstanding shares of Series C Preferred Stock
9.8% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

CO

9

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		66 shares of Beneficial Interest 4,000 shares of Series D Preferred Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,666 shares of Beneficial Interest 96,611 shares of Beneficial Interest 318,086 shares of Series B Preferred Stock 455,524 shares of Series C Preferred Stock 490,415 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

66 shares of Beneficial Interest 4,000 shares of Series D Preferred Stock
	10	SHARED DISPOSITIVE POWER

12,666 shares of Beneficial Interest 96,611 shares of Beneficial Interest 318,086 shares of Series B Preferred Stock 455,524 shares of Series C Preferred Stock 490,415 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,343 shares of Beneficial Interest 318,086 shares of Series B Preferred Stock 455,524 shares of Series C Preferred Stock 494,415 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0% of the outstanding shares of Beneficial Interest
9.2% of the outstanding shares of Series B Preferred Stock
6.6% of the outstanding shares of Series C Preferred Stock
8.9% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Securities purchased by each of Cygnus Opportunity, Cygnus IV, Cygnus V and Cygnus VI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 54,590 shares of Beneficial Interest, 74,398 shares of Series B Preferred Stock, 111,416 shares of Series C Preferred Stock and 136,744 shares of Series D Preferred Stock beneficially owned by Cygnus Opportunity is approximately $1,473,688, $694,972, $915,350 and $986,270, respectively, excluding brokerage commissions. The aggregate purchase price of the 42,021 shares of Beneficial Interest, 42,963 shares of Series B Preferred Stock, 74,879 shares of Series C Preferred Stock and 30,749 shares of Series D Preferred Stock beneficially owned by Cygnus IV is approximately $774,733, $394,220, $639,625 and $246,268, respectively, excluding brokerage commissions. The aggregate purchase price of the 147,802 shares of Series B Preferred Stock, 210,479 shares of Series C Preferred Stock and 166,000 shares of Series D Preferred Stock beneficially owned by Cygnus V is approximately $951,262, $1,326,313 and $1,142,528, respectively, excluding brokerage commissions. The aggregate purchase price of the 52,923 shares of Series B Preferred Stock, 58,750 shares of Series C Preferred Stock and 156,922 shares of Series D Preferred Stock beneficially owned by Cygnus VI is approximately $356,294, $152,358 and $773,252, respectively, excluding brokerage commissions.

The Securities purchased by Mr. Swann personally, including Securities held in an account by his spouse, which Mr. Swann shares voting and dispositive power over, and an individual retirement account in Mr. Swann’s name, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 12,732 shares of Beneficial Interest and 4,000 shares of Series D Preferred Stock beneficially owned by Mr. Swann is approximately $195,167 and $31,666, respectively, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Securities, and percentage of the outstanding Securities, beneficially owned by each of the Reporting Persons as of the close of business on July 11, 2022, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of Securities reported owned by each Reporting Person is based upon (i) 5,374,162 shares of Beneficial Interest (after giving effect to the 1-for-15 reverse share split of the shares of Beneficial Interest effectuated by the Issuer on June 15, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 22, 2022), (ii) 3,450,000 shares of Series B Preferred Stock outstanding, (iii) 6,900,000 shares of Series C Preferred Stock outstanding and (iv) 5,000,000 shares of Series D Preferred Stock outstanding as of May 4, 2022 as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022.

(c) The transactions in the Securities since the filing of Amendment No. 4 to the Schedule 13D by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.

11

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2022

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

12

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

Cygnus Property Fund VI, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

13

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

SCHEDULE A

Transactions in the Securities Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Cygnus Opportunity Fund, LLC

Purchase of Series D Preferred Stock	3,500	2.4200	06/24/2022
Purchase of Series D Preferred Stock	5,000	2.4200	06/24/2022
Sale of Beneficial Interest	(100)	3.4800	07/06/2022

Cygnus Property Fund V, LLC

Purchase of Series D Preferred Stock	1,000	2.5010	06/29/2022

Cygnus Property Fund VI, LLC

Purchase of Series B Preferred Stock	1,638	2.7336	06/24/2022
Purchase of Series B Preferred Stock	400	2.7650	06/24/2022
Purchase of Series C Preferred Stock	4,000	2.6090	06/24/2022
Purchase of Series C Preferred Stock	700	2.2882	06/24/2022
Purchase of Series C Preferred Stock	500	2.4040	06/24/2022
Purchase of Series C Preferred Stock	400	2.3925	06/24/2022
Purchase of Series C Preferred Stock	1,000	2.4981	06/24/2022
Purchase of Series C Preferred Stock	400	2.5000	06/24/2022
Purchase of Series C Preferred Stock	2,000	2.6089	06/24/2022
Purchase of Series C Preferred Stock	201	2.4350	06/24/2022
Purchase of Series C Preferred Stock	300	2.5033	06/24/2022
Purchase of Series C Preferred Stock	1,020	2.5551	06/24/2022
Purchase of Series C Preferred Stock	1,000	2.7435	06/24/2022
Purchase of Series D Preferred Stock	4,000	2.6076	06/24/2022
Purchase of Series D Preferred Stock	1,000	2.4228	06/24/2022
Purchase of Series D Preferred Stock	4,100	2.5561	06/24/2022
Purchase of Series D Preferred Stock	300	2.5000	06/24/2022
Purchase of Series D Preferred Stock	100	2.3800	06/24/2022
Purchase of Series D Preferred Stock	5,000	2.4200	06/24/2022
Purchase of Series D Preferred Stock	5,000	2.4182	06/24/2022
Purchase of Series D Preferred Stock	5,000	2.4383	06/24/2022
Purchase of Series D Preferred Stock	1,280	2.4834	06/24/2022
Purchase of Series D Preferred Stock	2,000	2.5000	06/24/2022
Purchase of Series D Preferred Stock	419	2.5024	06/24/2022
Purchase of Series B Preferred Stock	500	3.1160	06/27/2022
Purchase of Series C Preferred Stock	1,000	2.9180	06/27/2022
Purchase of Series D Preferred Stock	600	2.9183	06/27/2022
Purchase of Series C Preferred Stock	5,000	2.8200	06/28/2022
Purchase of Series C Preferred Stock	1,349	2.6311	06/28/2022
Purchase of Series C Preferred Stock	1,000	2.7306	06/28/2022
Purchase of Series C Preferred Stock	3,000	2.7877	06/28/2022
Purchase of Series D Preferred Stock	5,000	2.5568	06/28/2022
Purchase of Series D Preferred Stock	5,000	2.5000	06/28/2022
Purchase of Series D Preferred Stock	2,400	2.5700	06/28/2022
Purchase of Series D Preferred Stock	5,000	2.4300	06/28/2022
Purchase of Series D Preferred Stock	5,000	2.4000	06/29/2022
Purchase of Series B Preferred Stock	3,000	2.7600	06/30/2022
Purchase of Series C Preferred Stock	5,000	2.5000	06/30/2022
Purchase of Series C Preferred Stock	324	2.2500	06/30/2022
Purchase of Series C Preferred Stock	9,160	2.3498	06/30/2022
Purchase of Series D Preferred Stock	5,000	2.1700	06/30/2022
Purchase of Series C Preferred Stock	525	2.3500	07/01/2022
Purchase of Series D Preferred Stock	5,000	2.1476	07/05/2022
Purchase of Series C Preferred Stock	44	2.3500	07/06/2022
Purchase of Series C Preferred Stock	2,000	2.7485	07/07/2022